May 3, 2006

MAIL STOP 3561

via U.S. mail and facsimile

Peter Forst, President
First Corporation
15995 S.W. 13th Street
Pembroke Pines, FL  33027

RE:     First Corporation
      Form SB-2, Amendment 3, filed April 18, 2006
      File No.:  333-122094

Dear Mr. Forst:

	We have completed a preliminary reading of your registration statement. It appears that your document fails in several material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the Form. We will not perform a detailed examination of the registration statement and will not issue comments until these material deficiencies, indicated below, are addressed.
1. The interim financial statements do not appear to be correct.
The
balance sheet as of March 31, 2006 is identical to the balance sheet as of September 30, 2005. You present statements of operations and cash flows for incorrect periods and omit the information for the comparative period of the prior year (or fail to state why there is no activity for the prior year). Revise the registration statement to present financial statements for the appropriate periods as required by Item 310 of Regulation S-B and ensure that the financial statements are complete, internally consistent and contain no clerical errors.
2. You disclose in Note 1-Nature and Purpose of Business that you had
"mistakenly indicated that December 31" was your year-end. The staff considers the presentation of audited financial statements as of and for the year and cumulative period ended December 31, 2004 to be more than just a mistaken indication. It appears to us that a change in year-end has occurred. Please revise the notes to your current audited financial statements accordingly or explain why no revision is required.
3. Provide a current consent of the independent accountant that references the correct date of the audit report that is included in the registration statement.

	As long as it remains in its current form, we will not
recommend
acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what
recommendation, if any, we should make to the Commission.   We
suggest that you consider submitting a substantive amendment to correct the deficiencies.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      You may contact Raj Rajan at (202) 551-3388 if you have questions regarding the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.
We look forward to working with you to address these concerns.

							Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  	Joseph Emas
      By facsimile to (305) 531-1174
Peter Forst, President
First Corporation
May 3, 2006
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